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DEC 22 2008

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103

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8- 67736

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YYY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPEARHEAD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 TITUS ROAD
(No. and Street)

WASHINGTON DEPOT	CT	06794
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW L. ROOT — 860-868-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, MATTHEW L. ROOT ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPEARHEAD, LLC , as of SEPTEMBER 30 , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

MEMBER

Title

Notary Public

BETSY A. ROSS
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires March 31, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEARHEAD, LLC
FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Sole Member of
Spearhead, LLC

We have audited the accompanying statement of financial condition of Spearhead, LLC as of September 30, 2008 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spearhead, LLC as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
October 28, 2008
(Except for Note 2, as to
which the date is December 12, 2008)

SPEARHEAD, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

Cash	$	162,127
Fees receivable		206,780
Property and equipment at cost, less accumulated depreciation of $24,352		70,133
Other assets		6,667
	$	445,707

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	42,880
Long-term notes payable		48,394
		91,274
Member's equity:		354,433
	$	445,707

The accompanying notes are an integral part of these financial statements.

SPEARHEAD, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2008

Revenues:	
Fees	$ 475,659
Other income	8,806
	484,465
Expenses:	
Employee compensation and benefits	210,592
Communications and data processing	82,640
Interest	3,979
Occupancy	11,595
Other expenses	218,878
	527,684
Net loss	$ (43,219)

The accompanying notes are an integral part of these financial statements.

SPEARHEAD, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2008

Balance at October 1, 2007	$ 32,314
Capital contributions	365,338
Net loss	(43,219)
Balance at September 30, 2008	$ 354,433

The accompanying notes are an integral part of these financial statements.

SPEARHEAD, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2008

Cash flows provided by operating activities:	
Net income (loss)	$ (43,219)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation and amortization	22,748
(Increase) Decrease in operating assets:	
Increase in fees receivable	(206,780)
Increase in other assets	(6,667)
Increase (Decrease) in operating liabilities:	
Increase in accounts payable, accrued expenses	42,880
Total adjustments	(147,819)
Net cash provided by operating activities	(191,038)
Cash flows used for investing activities:	
Acquisition of equipment	(17,494)
Cash flows used for financing activities:	
Capital contributions	365,338
Payment of long term debt	(14,431)
	350,907
Increase in cash	142,375
Cash at beginning of the year	19,752
Cash at end of the year	$ 162,127
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 3,979
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SPEARHEAD, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and became a member of the Financial Industry Regulatory Authority (FINRA) on April 10, 2008.

Investment Sales and Marketing
Fees are earned from providing specialized sales and marketing services to alternative investment managers across a wide spectrum of asset classes.

Accounts Receivable
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes
Taxable income (or losses) are passed through to the sole member of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined of $5,000, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 8 to 1. The Company's net capital, as computed under Rule 15c3-1, was

NOTE 2 - NET CAPITAL (Continued)

$70,853 at September 30, 2008, which exceeds required net capital of $11,409 by $59,444. The ratio of aggregated indebtedness to net capital at September 30, 2008 was 1.29 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space from its sole member. The rent charged was $ 8,000 for the fiscal year ending September 30, 2008. At September 30, 2008 the Company did not owe any monies to the related party. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

NOTE 4 - PROPERTY AND EQUIPMENT

As of September 30, 2008 major classes of property and equipment consisted of the following:

Computer equipment	$ 17,494
Motor vehicle	76,991
	94,485
Less: Accumulated depreciation	24,352
	$ 70,133

Depreciation expense for 2008 was $22,748.

NOTE 5 – LONG TERM NOTES PAYABLE

Note payable requiring monthly payments of $1,533, including interest at 6.89% maturing August 2011, secured by automobile	$ 48,394
Less – current portion	15,489
Long term portion	$ 32,905

Future minimum principal debt payments are as follows:

2009	$ 15,489
2010	16,615
2011	16,290
	$ 48,394

NOTE 6 – CONCENTRATIONS

The Company derived approximately 95% of its revenue from one customer for the fiscal year ending September 30, 2008.

SPEARHEAD, LLC

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Sole Member of
Spearhead, LLC

We have audited the accompanying financial statements of Spearhead, LLC as of and for the year ended September 30, 2008, and have issued our report thereon dated October 28, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
October 28, 2008
(Except for Schedule I, as to
which the date is December 12, 2008)

SCHEDULE I

SPEARHEAD, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2008

Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 42,880	
Long-term notes payable	48,394	
	$ 91,274	
Net Capital		
Total Member's Equity		$ 354,433
Adjustments to Net Capital		
Fees receivable		(206,780)
Property and equipment		(70,133)
Other assets		(6,667)
		(283,580)
Net Capital, as defined		$ 70,853
Net Capital Requirement		$ 11,409
Net Capital In Excess of Requirement		$ 59,444
Ratio Of Aggregate Indebtedness To Net Capital		1.29 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)	
Focus Report	$ 70,854
Net audit adjustments	13,993
Increase in non-allowables and haircuts	(13,994)
Net capital per above	$ 70,853

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of September 30, 2008.

SCHEDULE II

SPEARHEAD, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2008

Spearhead, LLC is exempt under subparagraph (k)(2)(i) from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Sole Member of
Spearhead, LLC

In planning and performing our audit of the financial statements of Spearhead, LLC (the Company), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considerer to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, PC

Larry D. Liberfarb, PC
Norwood, Massachusetts
October 28, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Sole Member of
Spearhead, LLC

In planning and performing our audit of the financial statements of Spearhead, LLC (the Company), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considerer to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, PC

Larry D. Liberfarb, PC
Norwood, Massachusetts
October 28, 2008

END